UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Universal Bioenergy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

91337M104

(CUSIP Number)

Global Energy Group LLC

c/o Rainco Management LLC

Attn: Nicole C. Singletary

101 Marietta Street, Suite 3100

Atlanta, GA 30303

888-937-9095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

SCHEDULE 13D

CUSIP No. 91337M104

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(1) Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Global Energy Group LLC

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(2) Check the Appropriate Box if a (A) |_|

Member of a Group (See Instructions) (B) |_|

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(3) SEC Use Only

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(4) Source of Funds (See Instructions) OO

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(5) Check if Disclosure Of Legal Proceedings Is Required |_|

Pursuant to Items 2(d) OR 2(e)

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(6) Citizenship or Place of Organization United States

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Number of Shares

Beneficially

Owned by Each

Reporting Person

(7) Sole Voting Power

 1,568,630,000

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With (8) Shared Voting Power

0

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(9) Sole Dispositive Power

1,568,630,000

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 (10) Shared Dispositive Power

0

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(11) Aggregate Amount Beneficially Owned By Each Reporting

Person 1,568,630,000

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(12) Check if the Aggregate Amount In Row (11) |_|

Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

61.78%

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(14) Type of Reporting Person (See Instructions) HC

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(2)

Item 1. Security and Issuer

This Schedule 13D relates to common stock with a par value $0.001, of Universal Bioenergy Inc., (the “Issuer”). The principal executive offices of the Issuer are located at 19800 MacArthur Blvd., Suite 300, Irvine, California 92612.

Item 2. Identity and Background

(a) The name of the person filing this Statement is Global Energy Group LLC

(b) The business address of 2 Sheen Road, Richmond, TW9 1AE, United Kingdom Global Energy Group’s United States address is: 101 Marietta Street, Suite 3100, Atlanta, GA 30303

(c) Global Energy Group’s controlling entity is Rainco Management LLC, and the control person for Rainco Management LLC is Nicole C Singletary.

(d) Global Energy Group LLC, Rainco Management LLC and Nicole C. Singletary, during the last five years, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Global Energy Group LLC, Rainco Management LLC and Nicole C. Singletary, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Global Energy Group is a Limited Liability Company. Rainco Management is a Limited Liability Company. Nicole C. Singletary is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

Global Energy Group purchased a portfolio of 14 of the Issuers Promissory Notes, in a private transaction directly from the individual Note Holders, with a total principal amount of $3,234,775. On April 10, 2013, the Company, (at the request of Global Energy Group) converted the portfolio of 14 Promissory Notes into common shares of stock; and issued 1,568,630,000 common shares for that conversion. The shares issued to Global Energy Group are restricted shares.

These shares are directly owned by Global Energy Group LLC, for which Rainco Management LLC and its control person Nicole C Singletary exercises voting and dispositive control.

(3)

Item 4. Purpose of Transaction

Global Energy Group LLC acquired the shares to settle a debt owed to it by the Issuer through the conversion of Convertible Promissory Notes to stock, as reflected in the Issuer’s SEC filings.

As of the date of this Schedule 13D, Global Energy Group LLC has no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

(4)

Item 5. Interest in Securities of the Issuer

(a) Global Energy Group beneficially owns 1,568,630,000 shares of common stock, or 61.78% of the outstanding common stock. These shares are directly owned by Global Energy Group. The shares issued to Global Energy Group are restricted shares.

(b) Global Energy Group has sole voting and dispositive power with respect to the 1,568,630,000 shares of common stock.

(c)  Not applicable.

(d)  Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits.

(5)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2013

Signature: /s/ Nicole C. Singletary

Name/Title: Nicole C. Singletary - Rainco Management LLC - Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)